UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13D
                                  (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant to 13d-1(a) and Amendments Thereto Filed Pursuant to 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.__)*

                             SHILOH INDUSTRIES, INC.
     -----------------------------------------------------------------------
                                 (Name of Issuer)

                      Common Stock, par value $.01 per share
     ------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   824543 10 2
                  ----------------------------------------------
                                  (CUSIP Number)
                              David J. Hessler, Esq.
                      Wegman, Hessler, Vanderburg & O'Toole
                            6100 Rockside Woods Blvd.
                              Cleveland, Ohio 44131
                                   216-642-3342
     ------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  March 23, 1998
                  ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

    Note:   Schedule filed in paper format shall include a signed original and
    five  copies   of   the   schedule,   including   all   exhibits.      See
    Sections 240.13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                    Page  1  of  34  Pages
                                   SCHEDULE 13D


    CUSIP No.  824543 10 2             Page  2 of  34  Pages


     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        MTD Products Inc.
        I.R.S. Identification No. 34-0658691

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]

                                                                    (b) [  ]

     3  SEC USE ONLY

     4  SOURCE OF FUNDS*
                 00

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                           [  ]

     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                 Ohio

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7  SOLE VOTING POWER
          4,687,735

     8  SHARED VOTING POWER
             20,000

     9  SOLE DISPOSITIVE POWER
          4,687,735

    10  SHARED DISPOSITIVE POWER
             20,000

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,707,735

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         [ x]
          (See Item 5)

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          36.1

    14  TYPE OF REPORTING PERSON*
        CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                   SCHEDULE 13D


    CUSIP No.   824543 10 2             Page  3 of  34  Pages


     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        James C. Fanello
        S.S. No. ###-##-####

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]

                                                                    (b) [  ]
     3  SEC USE ONLY

     4  SOURCE OF FUNDS*
        Not Applicable

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH

     7   SOLE VOTING POWER
               1,662,873

     8   SHARED VOTING POWER
               170,139

     9   SOLE DISPOSITIVE POWER
               1,662,873

    10  SHARED DISPOSITIVE POWER
                 170,139

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,833,012

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                 [  ]

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        14.0

    14  TYPE OF REPORTING PERSON*
        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                   SCHEDULE 13D


    CUSIP No.     824543 10 2          Page  4 of  34  Pages


     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Dominick C. Fanello
        S.S. No. ###-##-####

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                    (b) [  ]

     3  SEC USE ONLY


     4  SOURCE OF FUNDS*
        Not Applicable

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States of America

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
    WITH

     7  SOLE VOTING POWER
                 1,637,307

     8  SHARED VOTING POWER
                   175,406

     9  SOLE DISPOSITIVE POWER
                 1,637,307

    10  SHARED DISPOSITIVE POWER
                   175,406

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,812,713

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         [  ]


    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                13.9

    14  TYPE OF REPORTING PERSON*
          IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                                 SCHEDULE 13D


    CUSIP No.     824543 10 2           Page  5 of  34  Pages


     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Kathleen M. Fanello
        S.S. No. ###-##-####

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                    (b) [  ]

     3  SEC USE ONLY

     4  SOURCE OF FUNDS*
        Not Applicable

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States of America

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7  SOLE VOTING POWER
                 170,139

     8  SHARED VOTING POWER
               1,662,873

     9  SOLE DISPOSITIVE POWER
                 170,139

    10  SHARED DISPOSITIVE POWER
               1,662,873

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 170,139

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         [x]

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.3

    14  TYPE OF REPORTING PERSON*
        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                   SCHEDULE 13D


    CUSIP No.     824543 10 2                 Page  6 of  34  Pages


     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Rose M. Fanello
        S.S. No. ###-##-####

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [  ]
                                                                    (b) [  ]


     3  SEC USE ONLY

     4  SOURCE OF FUNDS*
        Not Applicable

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [  ]

     6  CITIZENSHIP OR PLACE OF ORGANIZATION
                 United States of America

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7   SOLE VOTING POWER
                     175,406

     8   SHARED VOTING POWER
                     1,637,307

     9   SOLE DISPOSITIVE POWER
                     175,406

    10   SHARED DISPOSITIVE POWER
                   1,637,307

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     175,406

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                         [ x]

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.3

    14  TYPE OF REPORTING PERSON*
        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                      Page  7 of  34  Pages
    Item 1. Security and Issuer.
    ------  -------------------

                     This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Shiloh Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at Suite 350, 1013 Centre Road, Wilmington, Delaware 19805.

    Item 2. Identity and Background.
    ------   -----------------------

                     (a) - (f) This Schedule 13D is being filed jointly by four individuals and one corporation (each, a "Reporting Person" and, collectively, the "Reporting Persons"), who, pursuant to Rule 13d-5(b)(1), may be deemed to be a group as a result of such Reporting Persons entering into an agreement described under Item 4 below with respect to shares of Common Stock of the Company owned by the Individual Reporting Persons (as defined below). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

                     Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Securities Exchange Act of 1934 (the "Exchange Act"). Each of the Reporting Persons disclaims that a group exists with respect to the Common Stock referred to in this Schedule 13D.

                     The names, residential addresses and principal businesses or occupations of James C. Fanello, Dominick C. Fanello, Kathleen M. Fanello and Rose M. Fanello (collectively, the "Individual Reporting Persons") are set forth below. Each of the Individual Reporting Persons is a citizen of the United States of America.

                                                    Principal Business
    Name                   Residential Address      or Occupation
    ----                   -------------------      ------------------

    James C. Fanello       2577 East Hanley Road    Executive Vice President,
                           Lucas, Ohio 44843        President of Stamping and
                                                    Blanking and Director of
                                                    the Company

    Dominick C. Fanello    2521 Hanley Road         Vice Chairman of the Board
                           Lucas, Ohio 44843        and Director of the Company

    Kathleen M. Fanello    2577 East Hanley Road    Not Applicable
                           Lucas, Ohio 44843

    Rose M. Fanello        2521 Hanley Road         Not Applicable
                           Lucas, Ohio 44843


                     The principal executive offices of MTD Products Inc. ("MTD") are located at 5965 Grafton Road, Valley City, Ohio 44280. MTD is a privately held Ohio corporation engaged in the manufacturing of outdoor

                                                      Page  8 of  34  Pages

    power equipment and tools, dies and stampings for the automotive industry.

                     Pursuant to General Instruction "C" for Schedule 13D, set forth below is the name and principal business or occupation of each executive officer or director of MTD. Each such executive officer or director is a citizen of the United States of America and has a business address of 5965 Grafton Road, Valley City, Ohio 44280.

                             Principal Business
    Name                     or Occupation
    ----                     ------------------
    Curtis E. Moll           Chairman of the Board, President and Chief
                             Executive Officer

    Gordon Manning           Vice President - Management
                             Information Systems and Communications

    Gunter Plamper           Vice President - Product Safety and Development

    Regis A. Dauk            Vice President - Human Resources

    John Milks               Vice President - Plant and Facilities Engineering

    Ronald C. Houser         Chief Financial Officer

    James M. Milinski        Treasurer

    Michael J. Cullen        Assistant Treasurer

    Edward J. Seligman       Director of Business Planning and Operations
                             Compliance

    Nicholas Cashier         Director of Purchasing

    David J. Hessler         Secretary and Special Counsel

    Emil Jochum              Co-Founder and Director

    Dieter Kaesgen           President - Consumer Products Group

    Darrell T. Moll          President - Manufacturing Technologies Group

    David Colburn            President - Automotive Systems Group

    Lucy E. Lavery           President - Mechanical Systems Group

    Leonard M. Delac         Vice President - Manufacturing
                             Planning - Automotive Systems Group

    John A. Rainone          Executive Vice President - Service and Joint
                             Ventures - Consumer Products Group

    Theodore S. Moll         Executive Vice President - Manufacturing -
                             Consumers Products Group

    Harmut Kaesgen           Executive Vice President - Product Development -
                             Consumer Products Group

    William Docherty, Jr.    Executive Vice President - Sales and Marketing -
                             Consumer Products Group

                                                      Page  9 of  34  Pages

                     As of March 23, 1998, MTD may have been deemed to be controlled by certain descendants of Theo Moll (the "MTD Controlling Shareholders") and trusts and a private foundation established for their benefit. The MTD Controlling Shareholders are Curtis E. Moll, Chairman of the Board, President and Chief Executive Officer of MTD, Darrell T. Moll, President -- Manufacturing Technologies Group of MTD, Theodore S. Moll, Executive Vice President -- Manufacturing -- Consumer Products Group of MTD and Carol M. Manning. Each of the MTD Controlling Shareholders is a citizen of the United States of America and has an address of 5965 Grafton Road, Valley City, Ohio 44280.

                     During the last five years, none of the Reporting Persons, nor to the best of MTD's knowledge, any of MTD's executive officers, directors or the MTD Controlling Shareholders, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

    Item 3. Source and Amount of Funds or Other Consideration
    ------  -------------------------------------------------

                     As more fully described in Item 4 hereof, the Individual Reporting Persons have granted an irrevocable option (the "Option") to MTD to purchase, until June 30, 1998 (or until August 31, 1998, if notice of exercise of the Option is given prior to June 30, 1998), the Common Stock owned by them (the "Subject Shares") at a price of $20.00 per share, or total consideration of approximately $72.4 million. The Option may be assigned to any designee of MTD without the consent of the Individual Reporting Persons.

                     As more fully described in Item 4 hereof, MTD has entered into discussions with certain potential outside equity investors (each, an "Investor") with respect to the exercise of the Option and/or a Transaction (as defined in Item 4 below) involving the Company. No agreement or understanding providing for a Transaction or exercise of the Option has been reached with any Investor and no assurance can be made that any such agreement or understanding will be reached. It is presently contemplated by MTD that the Option will either expire unexercised or be assigned to an Investor. In the event a Transaction is consummated, it is anticipated that the funds required to purchase the outstanding Common Stock would be obtained from an Investor, as well as through borrowings from sources yet to be determined.

    Item 4. Purpose of Transaction
    ------  ----------------------

                     On March 23, 1998, MTD and the Individual Reporting Persons entered into a support agreement (the "Support Agreement"), pursuant to which the Individual Reporting Persons agreed (i) to grant to MTD the Option, and (ii) for a period of approximately one year, (A) to vote the Subject Shares in favor of any transaction proposed by MTD (or an entity on its behalf) for a merger, acquisition (by tender offer or

                                                      Page  10  of  34  Pages

    otherwise), consolidation, business combination, recapitalization or similar transaction involving the Company or its shares, assets or businesses in which the Individual Reporting Persons would receive a per share price for their Common Stock of at least $20.00 (a "Transaction") and to sell their Common Stock to MTD (or another entity at MTD's direction) at a price of $20.00 per share as part of a Transaction, (B) to vote against any Competing Proposal (as defined therein), (C) not to transfer their Common Stock to any person other than pursuant to a Transaction and (D) to grant to MTD an irrevocable proxy to vote their Common Stock in accordance with the foregoing.

                     In connection with the evaluation of the possibility of proposing a transaction of the nature covered by the Support Agreement, MTD, with the assistance of Chase Securities Inc., which has been engaged as MTD's financial advisor, has entered into discussions, subject to customary confidentiality and standstill provisions, with certain potential Investors with respect to (i) the purchase all of the Common Stock owned by the Individual Reporting Persons through exercise of the Option (the "Fanello Stock Purchase") or (ii) the purchase all of the Common Stock owned by the Individual Reporting Persons as part of a "recapitalization" Transaction which would result in the Company "going private." At the current time, these discussions have focused upon the former of the two transactions, in which only the Fanello Stock Purchase would occur and no "going private" transaction would be proposed involving the acquisition or recapitalization of shares of Common Stock of the Company owned by the public, although such focus may change. In either event, MTD currently has no definitive plans with respect to any of the foregoing, and there can be no assurance that a proposal for the Fanello Stock Purchase or a Transaction will be made or that either such transaction will take place.

                     If either the Fanello Stock Purchase or a Transaction is consummated, it is expected that MTD and an Investor, as soon as practicable thereafter, would seek to change the composition of the Board of Directors of the Company by, among other things, (i) in the case of a Fanello Stock Purchase, replacing the three directors designated by the Individual Reporting Persons and certain other parties with individuals designated by the entity acquiring the Subject Shares and (ii) in the case of a Transaction, reconstituting the Board of Directors to reflect a Board more suited to the context of a private company. MTD expects that the current officers of the Company will continue to serve as officers of the Company following the consummation of the Fanello Stock Purchase or Transaction, as the case may be, until the earlier of their resignation or removal or the election and qualification of their successors.

                     If a Transaction is consummated, it is expected that MTD and an Investor would cause the Company to (i) seek to have the shares of Common Stock cease to be quoted on the National Market tier of The Nasdaq Stock Market and (ii) seek to have the shares of Common Stock deregistered under the Exchange Act.

                     The preceding summary of certain provisions of the Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 2 hereto, and which is incorporated by reference.

                                                      Page  11  of  34  Pages

                     Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
    Schedule 13D (although each Reporting Person reserves the right to develop such plans).

    ITEM 5. Interest in Securities of the Issuer.
    ------  ------------------------------------
                     (a)-(b)  As of March 23, 1998, 13,038,763 shares of
    Common Stock were outstanding.

                     Each person named in response to Item 2 hereof had, as of March 23, 1998, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of the Common Stock as follows:

                     MTD PRODUCTS INC. As of March 23, 1998, MTD beneficially owned 4,707,735 shares of Common Stock, constituting 36.1% of the outstanding Common Stock, with the sole power to vote and to dispose of 4,687,735 of such shares and the shared power to vote and to dispose of 20,000 shares held by the Jochum Moll Foundation, a charitable organization. In addition, as of such date, Curtis Moll, the Chairman of the Board and the Chief Executive Officer of MTD, owned 3,500 shares of Common Stock and held 1,500 shares as custodian for a minor child, Dieter Kaesgen, President of the Consumer Products Group of MTD, owned 7,000 shares, John Milks, Vice President-Plant and Facilities Engineering of MTD, owned 300 shares, David J. Hessler, Secretary and Special Counsel of MTD, owned 9,000 shares, John A. Rainone, Executive Vice President-Consumer Products Group of MTD, owned 700 shares, Theodore S. Moll, Executive Vice President-Consumer Products Group of MTD, owned 3,000 shares in trust and held 300 shares as custodian for a minor child, Harmut Kaesgen, Executive Vice President-Consumer Products Group of MTD, owned 3,500 shares and William Docherty, Jr., Executive Vice President-Consumer Products Group of MTD, owned 800 shares. MTD disclaims beneficial ownership of shares held by its executive officers and directors.

                     In addition to the foregoing holdings, under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, as of March 23, 1998, MTD may be deemed to have beneficially owned the 3,620,725 Subject Shares subject to the Support Agreement, constituting 27.8% of the outstanding Common Stock. If MTD were to exercise the Option, it would have sole power to vote and sole power to dispose of all the Subject Shares. With respect to a Transaction, a Competing Proposal and certain related matters, MTD has sole power to vote the Subject Shares which are subject to the Support Agreement. Unless and until MTD exercises the Option and except as set forth above, MTD does not have any power to vote or dispose of the Subject Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that MTD is the beneficial owner of the Subject Shares referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

                     Each of the executive officers and directors of MTD share the power to vote and dispose of shares of Common Stock beneficially owned by MTD. As a result, each of the executive officers and directors of MTD may be deemed to beneficially own the shares of Common Stock that MTD may be deemed to beneficially own. MTD anticipates that certain of its executive officers and directors may acquire shares of Common Stock for their individual accounts in open market transactions at prevailing prices, subject to any applicable legal or other restrictions on their ability to do so. Except as set forth in Item 6, there are no agreements, understandings or arrangements between MTD and any of its executive officers, directors or the MTD Controlling Shareholders with respect to

                                                      Page  12 of  34  Pages

    the Common Stock, and there can be no assurance that any acquisitions by such executive officers or directors will take place.

                     JAMES C. FANELLO. As of March 23, 1998, Mr. J. Fanello had the sole power to vote and to dispose of (i) 1,637,007 shares of Common Stock held by Key Trust Company of Ohio, N.A. ("Key Trust"), as trustee for the James C. Fanello Trust, due to an immediate right to revoke such trust, (ii) 25,000 shares of Common Stock subject to the exercise of stock options, which are currently exercisable, and (iii) 866 shares of Common Stock through his participation in the Company's defined contribution benefit plans, which collectively constituted approximately 12.7% of the outstanding Common Stock. Mr. J. Fanello shares dispositive power with the trustee as to the 1,637,007 shares held by the trust. The address of Key Trust is 42 North Main Street, Mansfield, Ohio 44902 and the principal business of Key Trust is providing banking and trust company services. Mr. J. Fanello is the husband of Kathleen M. Fanello; consequently, Mr. J. Fanello may be deemed to have shared voting and dispositive power with respect to the 170,139 shares owned by his wife.

                     DOMINICK C. FANELLO. As of March 23, 1998, Mr. D. Fanello had the sole power to vote and to dispose of (i) 1,637,007 shares of Common Stock held by The Richland Bank, as trustee for the Dominick C. Fanello Trust, due to an immediate right to revoke such trust, and (ii) 300 shares held by him as custodian for three minor grandchildren, which collectively constituted approximately 12.6% of the outstanding Common Stock. The address of The Richland Bank is 3 North Main Street, Mansfield, Ohio 44902 and the principal business of The Richland Bank is providing banking and trust company services. Mr. D. Fanello is the husband of Rose M. Fanello; consequently, Mr. D. Fanello may be deemed to have shared voting and dispositive power with respect to the 175,406 shares of Common Stock owned by his wife.

                     KATHLEEN M. FANELLO. As of March 23, 1998, Ms. K. Fanello had the sole power to vote and to dispose of 170,139 shares of Common Stock held by Key Trust, as trustee for the Kathleen M. Fanello Trust, due to an immediate right to revoke such trust, which constituted approximately 1.3% of the outstanding Common Stock. Ms. K. Fanello shares dispositive power with the trustee as to the 170,139 shares held by the trust. Ms. K. Fanello is the wife of James C. Fanello; consequently, Ms.
    K. Fanello may be deemed to have shared voting and dispositive power with respect to the 1,662,873 shares beneficially owned by her husband. Ms. K. Fanello disclaims beneficial ownership of these 1,662,873 shares.

                     ROSE M. FANELLO. As of March 23, 1998, Ms. R. Fanello had the sole power to vote and to dispose of (i) 174,616 shares of Common Stock held by The Richland Bank, as trustee for the Rose M. Fanello Trust, due to an immediate right to revoke such trust, and (ii) 790 shares held by her, which constituted approximately 1.3% of the outstanding Common Stock. Ms. R. Fanello is the wife of Dominick C. Fanello; consequently, Ms. R. Fanello may be deemed to have shared voting and dispositive power with respect to the 1,637,307 shares beneficially owned by her husband. Ms. R. Fanello disclaims beneficial ownership of these 1,637,307 shares.

                     (c) Except as set forth in this Item 5, to the best knowledge of each Reporting Person, no transactions in the Common Stock were effected by a Reporting Person in the last 60 days.

                                                      Page  13 of  34  Pages

                     (d) Except for the current shared dispositive power with respect to the trusts noted in this Item 5, no person has the right to direct the receipt of the proceeds from the sale of Common Stock owned by the Reporting Persons. MTD or its designee would have the sole right to receive dividends from, or the proceeds from the sale of, all Subject Shares upon exercise of the Option. Until the Option is exercised, MTD and its designee have no right to receive dividends from, or the proceeds from the sale of, the Subject Shares.

                     (e)  Not applicable.

    ITEM 6. Contracts, Arrangements, Understandings or Relationships ------ with Respect to Securities of the Issuer.
            --------------------------------------------------------

                     James C. Fanello, a Reporting Person, is party to an option agreement with the Company pursuant to the Company's 1993 Key Employee Stock Incentive Plan, whereby he is entitled to exercise 25,000 options for shares of Common Stock.

                     The Company, the Reporting Persons and certain other signatories have entered into the Stockholders Agreement; such Stockholders Agreement is hereby incorporated by reference to Exhibit 3 to this Schedule 13D. The Stockholders Agreement provides that the signatories thereto will each vote their shares of Common Stock in favor of the election of certain directors of the Company. The Stockholders Agreement also provides for rights of first refusal with respect to transfers of Common Stock by the signatories thereto and certain of their respective successors and assigns. Pursuant to waiver letters dated March 23, 1998, copies of which are hereby incorporated by reference to Exhibit 4 to this Schedule 13D, Mr. Robert L. Grissinger and Mr. Robert E. Sutter have waived their rights of first refusal with respect to any transfer of the Subject Shares to MTD (or an entity designated by MTD). Upon consummation of the Fanello Stock Purchase or a Transaction, the Stockholders Agreement will terminate.

                     Except as described in Items 3 and 4 hereof and in this
    Item 6, and other than the Company's internal policies requiring that all trading in securities by the Company's employees and agents comply with federal and state securities laws and other applicable legal and contractual restrictions, to the best of the Reporting Persons' knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons identified in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

    ITEM 7.  Material to be Filed as Exhibits.
    ------   --------------------------------
    1. -- Joint Filing Agreement, dated March 31, 1998, among MTD Products Inc., James C. Fanello, Dominick C. Fanello, Kathleen
              M. Fanello and Rose M. Fanello.

                                                      Page  14 of  34  Pages

    2. -- Support Agreement, dated March 23, 1998, among MTD Products Inc., James C. Fanello, Dominick C. Fanello, Kathleen M. Fanello and Rose M. Fanello.

    3. -- Stockholders Agreement, dated as of June 22, 1993, as amended as of March 11, 1994, among the Company, MTD, the Individual Reporting Persons and certain signatories thereto.

    4. -- Waiver Letters, dated March 23, 1998, from Robert L. Grissinger and Robert E. Sutter to MTD and the Individual Reporting Persons.

                                                      Page  15 of  34  Pages

                                    SIGNATURE


              After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

    Date:  March  31, 1998

    MTD Products Inc.                        Dominick C. Fanello

    By:    /s/ Curtis E. Moll
          ------------------------           /s/ Dominick C. Fanello
           Name:  Curtis E. Moll             ------------------------
           Title: Chairman, President
           and Chief Executive
           Officer

    James C. Fanello                         Rose M. Fanello


    /s/ James C. Fanello                     /s/ Rose M. Fanello
    ----------------------------             ------------------------

    Kathleen M. Fanello


    /s/ Kathleen M. Fanello
    ----------------------------

                                                      Page  16 of  34  Pages
                                    EXHIBIT 1
                                    ---------

                              JOINT FILING AGREEMENT
                              ----------------------

              We, the signatories of the statement on Schedule 13D to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of

    us.



                                          MTD PRODUCTS INC.


                                          By: /s/  Curtis E. Moll
                                              -------------------
                                              Name:  Curtis E. Moll
                                              Title: Chairman, President and
                                                      Chief Executive Officer


                                          /s/ James C. Fanello
                                          ---------------------
                                              James C. Fanello


                                          /s/ Dominick C. Fanello
                                          ------------------------
                                              Dominick C. Fanello


                                          /s/ Kathleen M. Fanello
                                          ------------------------
                                              Kathleen M. Fanello


                                          /s/ Rose M. Fanello
                                          ---------------------
                                              Rose M. Fanello






    Dated:  March 31, 1998

                                                      Page  17 of  34  Pages

                                    EXHIBIT 2
                                    ---------


                                                       March 23, 1998



    Mr. Dominick C. Fanello
    Ms. Rose M. Fanello
    2521 Hanley Road
    Lucas, Ohio 44843

    Mr. James C. Fanello
    Ms. Kathleen M. Fanello
    2577 East Hanley Road
    Lucas, Ohio 44843

                 Re:    Support Agreement
                        -----------------

    Ladies and Gentlemen:

           As you may know, we are exploring the feasibility of a recapitalization of Shiloh Industries, Inc. (along with its subsidiaries, "Shiloh") involving a company (the "Buyer") formed by MTD and/or an equity investor or another transaction also involving the purchase of all the shares of Shiloh common stock ("Shiloh Common Stock") owned by you at a price of $20.00 per share. As a condition to making our proposal to the Board of Directors of Shiloh for either such transaction, we request that each of you and certain related trusts enter into this letter agreement.

           Each of you hereby grants to us an irrevocable option (the "Option") to purchase all of the shares of Shiloh Common Stock owned by you of record or beneficially as of the date hereof (as set forth opposite your name on the signature page of this letter agreement, the "Existing Shares"), and any shares of Shiloh Common Stock subsequently acquired by you (together with the Existing Shares, the "Subject Shares") at a price of $20.00 per share. The Option may be exercised by us in whole as to all Subject Shares and not in part, upon written notice to each of you, which notice shall specify the place, and if known, the time and the date of the closing of the purchase. You hereby agree that we may assign, in our sole discretion, the rights and benefits of the Option to any designee of MTD without your consent. The Option shall terminate on June 30, 1998; provided, however, that if we provide notice of exercise of such Option prior to such date, the Option shall terminate on August 31, 1998.

           For a period beginning on the date hereof and ending the later of one year after the date hereof and one year after the date on which we (or an entity on our behalf) make a proposal to Shiloh for the leveraged recapitalization transaction described above or for any other merger, acquisition (by tender offer or otherwise), consolidation, business combination, recapitalization or similar transaction involving Shiloh or for any acquisition of a significant portion of Shiloh's shares, assets or businesses providing, in each case, for a per share price for your shares

                                                      Page  18  of  34  Pages

    of at least $20.00 (regardless of the price or form of consideration to be paid for the shares of other Shiloh stockholders) (a "Transaction"), each of you agrees that you will support the Transaction, including as follows:

           (i) You will (a) vote (or execute consents with respect to) or cause to be voted (or cause consents to be executed with respect to) the Subject Shares in favor of the Transaction and (b) sell the Subject Shares to us (or the Buyer or another entity at our direction) or, in the case of a merger, have (or, if applicable, elect to have) the Subject Shares converted into the right to receive cash, as part of the Transaction at a price of $20.00 per share, in each case notwithstanding the existence of any proposal, offer or agreement for any merger, acquisition (by tender offer or otherwise), consolidation, business combination, recapitalization or similar transaction involving Shiloh or for any acquisition of a significant amount of Shiloh's shares, assets or businesses (whether or not it provides for more or different consideration per share than the Transaction), other than the Transaction (a "Competing Proposal");

           (ii) You will vote or cause to be voted the Subject Shares against (and you will not execute consents with respect to, or cause consents to be executed with respect to,) (a) any Competing Proposal or action related thereto, including, without limitation, (i) any change in Shiloh's management or Board of Directors, (ii) any material change in Shiloh's present capitalization or dividend policy, (iii) any material change in Shiloh's corporate structure or business, or (iv) any amendment to Shiloh's certificate of incorporation or by-laws, and (b) any other proposal, transaction or action involving Shiloh which, in the opinion of MTD, communicated to you prior to the taking of a final stockholder vote with respect to such proposal, transaction or action, could reasonably be expected to adversely affect or reduce the benefits to MTD of the Transaction; provided, however, that you agree to vote the Subject Shares in favor of any of the foregoing actions if MTD votes in favor of it;

           (iii) You will not (a) sell, transfer, encumber, pledge or otherwise dispose of ("Transfer") the Subject Shares to any person other than pursuant to the Transaction or (b) grant any proxy or power of attorney, enter into any voting arrangement or otherwise transfer voting power, with respect to the Subject Shares to any other person other than in connection with the Transaction, in each case notwithstanding the existence of any Competing Proposal; provided, however, that you may Transfer the Subject Shares if, in connection with a Competing Proposal, MTD is selling the majority of its shares of Shiloh Common Stock, as determined as of the date hereof;

           (iv) You hereby grant to us, and this letter agreement shall constitute, a proxy to vote the Subject Shares as indicated in clauses (i) and (ii) above. You agree that this letter agreement and proxy shall be, and is, irrevocable and coupled with an interest and will take such further action or execute such other instruments as may be necessary to effectuate the intent of this letter agreement and proxy and hereby revoke any proxy previously granted with respect to the Subject Shares.

           In the event that the Transaction is consummated, we will, or will cause Buyer or Shiloh to, indemnify you for any losses, costs or expenses sustained by you and related to any shareholder suit alleging breach of fiduciary duty by you in your capacity as a stockholder of Shiloh in

                                                      Page  19  of  34  Pages

    connection with your execution of, or performance of obligations under, this letter agreement.

           If you agree with the terms set forth above, it would be appreciated if you would indicate so by signing the acknowledgement on the bottom of this letter and returning it to David J. Hessler at Wegman, Hessler, Vanderburg & O'Toole, 6055 Rockside Woods Boulevard, Suite 200, Cleveland, Ohio 44131 at your earliest convenience.

                                            Very truly yours,


                                            /s/ Curtis E. Moll
                                            -------------------
                                            Mr. Curtis E. Moll
                                            Chairman of the Board and
                                            Chief Executive Officer
                                            MTD Products Inc.

                                                      Page  20  of  34  Pages

           The undersigned hereby acknowledge and agree to the terms of this letter agreement set forth above and, to the extent any of the Existing Shares are owned of record or beneficially by any entity, Trust or otherwise, the undersigned will cause such entity or Trust to take all of the actions contemplated hereunder.


    Number of Existing Shares:               /s/ Dominick C. Fanello
                                             -----------------------
    1,637,307                                    Dominick C. Fanello


    Number of Existing Shares:               /s/ Rose M. Fanello
                                             ------------------------
    175,406                                      Rose M. Fanello


    Number of Existing Shares:               /s/ James C. Fanello
                                             ------------------------
    1,637,873                                    James C. Fanello


    Number of Existing Shares:               /s/ Kathleen M. Fanello
                                             ------------------------
    170,139                                      Kathleen M. Fanello

                                                      Page  21 of  34  Pages

                                    EXHIBIT 3
                                    ---------


                              STOCKHOLDERS AGREEMENT
                              ----------------------


           THIS STOCKHOLDERS AGREEMENT (this "Agreement"), dated as of June 22, 1993, is made by and among SHILOH INDUSTRIES, INC., a Delaware corporation (the "Company"), MTD PRODUCTS INC, an Ohio corporation ("MTD"), and the individuals signing this Agreement below (the "Original Shiloh Stockholders").

                                     RECITALS
                                     --------

           A. MTD and the Original Shiloh Stockholders are the holders of all of the issued and outstanding shares of Common Stock of the Company.

           B. The Company, MTD and the Original Shiloh Stockholders desire to provide for stability of the ownership and operation of the Company and to promote continuity in the Company's management and policies.

                                    AGREEMENTS
                                    ----------

           NOW, THEREFORE, the parties hereby agree as follows:

    SECTION 1.  DEFINITIONS
                -----------

           The following terms when used in this Agreement shall have the following respective meanings:

           "Affiliate" shall mean with respect to any Person, any (i) officer, director, partner or holder of more than 10% of the outstanding equity interests of such Person, (ii) any Relation of such Person, or (iii) any other Person which directly or indirectly controls, is controlled by, or is under common control with such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the "controlled" Person, whether through ownership of voting securities, by contract, or otherwise.

           "Common Shares" shall mean shares of the Common Stock, par value $.01 per share, of the Company.

           "Group" shall mean either the MTD Group or the Shiloh Group.

           "MTD Group" shall mean MTD and any Person who becomes a holder of Common Shares as a result of a Transfer of Common Shares by a member of the MTD Group made pursuant to Section 3.3 of this Agreement, so long as such Person continues to own Common Shares.

                                                      Page  22 of  34  Pages

           "Offered Shares" shall have the meaning set forth in Section
    3.2(a).

           "Offer" shall mean a bona fide third party offer (and not with the purpose of circumventing this Agreement) to a Person from a financially responsible Person who is not an Affiliate of such Person to purchase all or any portion of the Common Shares owned by such Person.

           "Person" shall mean an individual, corporation, partnership, joint venture, trust, or unincorporated organization.

           "Proportionate Share" shall mean, as used herein to determine the number of Offered Shares or Reoffered Shares (as defined in Section 3.2(c) hereof), as the case may be, which a Stockholder is entitled to purchase, the same proportion of the Common Shares available for purchase as the Common Shares held by such Stockholder bears to the Common Shares held by all the Stockholders who have elected to purchase Common Shares from the Selling Stockholder.

           "Purchase Price" shall mean the purchase price per Share set forth in the applicable Offer.

           "Relation" shall mean with respect to any Person, such Person's spouse and any of the descendants of such Person, or such Person's spouse, or either of such Person's parents.

           "Selling Stockholder" shall have the meaning set forth in Section 3.2(a).

           "Shiloh Group" shall mean each of the Original Shiloh Stockholders and any Person who becomes a holder of Common Shares as a result of a Transfer of Common Shares by a member of the Shiloh Group made pursuant to
    Section 3.3 of this Agreement, so long as such Person continues to own Common Shares.

           "Stockholder" shall mean each of the members of the MTD Group and the Shiloh Group.

           "Stockholder's Offer" shall mean an irrevocable offer to sell Common Shares to the Company and the Stockholders on the terms and conditions set forth in Section 3.2, which shall include a copy of the applicable Offer and shall set forth the terms of the proposed sale in reasonable detail, including, without limitation, the name and address of the prospective buyer, the purchase price and other terms and conditions of payment (or the basis for determining the purchase price and other terms and conditions), the date on or about which such sale is to be consummated, and the number of Common Shares to be sold.

           "Transfer" shall mean any sale, assignment, pledge, hypothecation, encumbrance, disposition, transfer (including, without limitation, a transfer by will or intestate distribution), gift or attempt to create or grant a security interest in Common Shares, whether voluntary, involuntary, by operation of law or otherwise.

                                                      Page  23 of  34  Pages

    SECTION 2.  GOVERNANCE
                ----------
           2.1 Composition of Board. Until the tenth anniversary of the date of this Agreement, the Stockholders shall take any and all action necessary (including, without limitation, voting their Common Shares, executing and delivering written consents of stockholders, and calling special stockholders' meetings) to cause the Board of Directors of the Company (the "Board") to be comprised as follows:

           (a) The number of Directors on the Board shall be not less than six nor more than fifteen. The Directors shall include:

         (i) three individuals designated in writing by Persons holding not less than a majority of the Common Shares then held by all of the members of the MTD Group; and

        (ii) three individuals designated in writing by Persons holding not less than a majority of the Common Shares then held by all of the members of the Shiloh Group.

           (b) In the event that a Director so elected resigns from, is removed from, or otherwise ceases to serve on, the Board, for whatever reason, the vacancy shall be filled with an individual designated in accordance with paragraph (a), and, to the extent necessary, the Stockholders shall call a special stockholders' meeting and vote their Common Shares at such meeting upon the request of the applicable Group, in order to fill such vacancy.

    SECTION 3.  RESTRICTIONS ON TRANSFERS OF SHARES
                -----------------------------------
           3.1 Restriction on Transfers. Except for Transfers of Common Shares made pursuant to an Offer and in accordance with the provisions of this Section 3, and Transfers of Common Shares which are excepted from the restrictions on Transfer contained in this Section 3 by operation of
    Section 3.3, no Stockholder shall make any Transfer of Shares. Any Transfer of Shares by a Stockholder which is not made in accordance with, or which violates any of, the provisions of this Section 3, shall be null and void and have no effect, and the Company shall not recognize any such Transfer or recognize the transferee as the holder of such Shares for any purpose.

           3.2 Rights of First Refusal. (a) Any Stockholder desiring to make a Transfer of all or any portion of his, her or its Common Shares (a "Selling Stockholder") pursuant to an Offer shall first deliver to the Company and the other Stockholders a Stockholder's Offer in respect of such Common Shares (the "Offered Shares").

           (b) Each of the Stockholders who is a member of the Group of which the Selling Stockholder is a member may, within 20 days after receipt of any Stockholder's Offer, elect, in accordance with Section 3.2(d), to purchase any or all of the Offered Shares (i) for a purchase price equal to the product of the Purchase Price and the number of Offered Shares to be purchased by such Stockholder and (ii) on the payment terms set forth in the Offer. In the event more than one Stockholder elects to purchase Offered Shares pursuant to this paragraph (b), the number of Offered Shares purchasable by such Stockholders shall be determined in accordance with the following procedures:

                                                      Page  24 of  34  Pages

         (i) if the Stockholder has elected to purchase a number of Offered Shares equal to or less than its Proportionate Share of the Offered Shares, it shall be entitled to purchase the number of the Offered Shares that it has elected to purchase;

        (ii) if Offered Shares remain to be purchased after the allocation provided in clause (i) above, each Stockholder who has elected to purchase a number of Offered Shares in excess of its Proportionate Share shall be entitled to purchase a number of such remaining Offered Shares equal to the lesser of:

              (A) the number of Offered Shares which such Stockholder has elected to purchase in excess of its Proportionate Share, or

              (B) the same proportion of the total number of such remaining Offered Shares as the number of Common Shares owned by such Stockholder bears to the total number of Common Shares owned by the Stockholders who have elected to purchase a number of Offered Shares in excess of the number of Offered Shares allocated to them under clause (i) of this paragraph (b); and

       (iii) any Offered Shares which remain to be purchased shall be allocated in accordance with clause (ii) above until either all of the Offered Shares which the Stockholders have elected to purchase have been allocated or one Stockholder remains who has elected to purchase additional Offered Shares, in which event all of the remaining Offered Shares which such Stockholder has elected to purchase shall be allocated to it.

           (c) In the event that the Stockholders who are members of the Group of which the Selling Stockholder is a member do not elect to purchase all of the Offered Shares within the 20-day period specified above, the Company shall give written notice to the other Stockholders (the "Reoffer Notice") of the number of Offered Shares available for purchase (the "Reoffered Shares") on or before the final day of such 20-day period. Each of the other Stockholders may, within 10 days after receipt of the Roffer Notice, elect to purchase all or any of the Reoffered Shares (i) for a purchase price equal to the product of the Purchase Price and the number of Reoffered Shares to be purchased by such Stockholder and (ii) on the payment terms set forth in the Offer. In the event more than one of such other Stockholders elects to purchase Reoffered Shares pursuant to this paragraph (c), the number of Reoffered Shares purchasable by such other Stockholders shall be determined by the same procedure as provided in paragraph (b) of this Section 3.2.

           (d) Acceptance of any Stockholder's Offer or any offer of Reoffered Shares shall be evidenced by a writing or writings signed by the Stockholder(s) accepting same and delivered or mailed by first-class mail, postage prepaid, to the Selling Stockholder within the applicable time period. Each such acceptance shall specify the number of Common Shares which such Person desires to purchase. A closing of the purchase of the Offered Shares or Reoffered Shares covered by such acceptance shall take place at the principal office of the Company at 10:00 A.M. on the 40th business day after the date on which the Company received the Stockholder's Offer, unless the parties agree on a different place or time. The Purchase Price shall be payable by bank cashiers check (or any other means acceptable to the Selling Stockholder) at the closing.

                                                      Page  25 of  34  Pages

           (e) In the event that the other Stockholders do not together elect to purchase all of the Offered Shares within 30 days after the Company's receipt of such Stockholder's Offer, all of the Offered Shares may be Transferred by the Selling Stockholder to the Person(s) named in the Stockholder's Offer free of the rights of first refusal set forth in this
    Section 3.2 within 30 days after the expiration of such 30-day period, on the terms described in the Stockholder's Offer and applicable Offer.

           (f)  The rights of first refusal of the Stockholders in this
    Section 3.2 may be assigned by any Stockholder to the Company or to any Affiliate of such Stockholder or the Company.

           3.3 Unrestricted Transfers. Notwithstanding any other provision of this Section 3, the following Transfers of Common Shares shall not be subject to the restrictions on Transfer contained in Section 3.1 or the rights of first refusal contained in Section 3.2, but shall be subject to the provisions of Section 3.4:

           (a) any Transfer of Common Shares by a Stockholder to a Person who immediately prior to such Transfer is a member of such Stockholder's Group; or

           (b) any Transfer of Common Shares by a Stockholder to (i) an Affiliate of such Stockholder, (ii) a Relation of such Stockholder or to a trust established for the benefit of such Stockholder and/or a Relation of such Stockholder or (iii) in the case of a Stockholder which is a trust, to any of the beneficiaries of such trust;

           (c) any Transfer of Common Shares by MTD to any of its Affiliates; provided, however, that in each case any such transferee shall become a Stockholder for purposes of this Agreement and shall execute and deliver a counterpart of this Agreement agreeing to be subject to the restrictions and obligations of a Stockholder hereunder; or

           (d) any Transfer of Common Shares pursuant to a sale which is the subject of a registration statement which has become effective under the Securities Act of 1933, as amended (the "1933 Act"); or

           (e) any Transfer in connection with a merger of the Company with another Person in which all of the issued and outstanding Common Shares of the Company are being exchanged for or converted into the same consideration; or

           (f) any Transfer by a Stockholder of Common Shares which, when taken together with all prior Transfers to the proposed transferee and its Affiliates, represents less than 5.0% of the then issued and outstanding Common Shares of the Company.

           3.4 Securities Law Restrictions. Notwithstanding any other provision in this Agreement, but subject to express written waiver by the Company in the exercise of its good faith and reasonable judgment, no Stockholder shall Transfer any Common Shares without the registration of the Transfer of such Common Shares under the 1933 Act or until the Company shall have received such legal opinions or other evidence that such Transfer is exempt from the registration requirements under the 1933 Act and applicable state securities laws as the Company in its good faith and reasonable discretion deems appropriate in light of the facts and

                                                      Page  26 of  34  Pages

    circumstances relating to such proposed Transfer, together with such representations, warranties and indemnifications from the transferor and the transferee as the Company in its good faith and reasonable discretion deems appropriate to confirm the accuracy of the facts and circumstances that are the basis for any such opinion or other assurances and to protect the Company and the other Stockholders from any liability resulting from any such Transfer.

           3.5 Legends. All certificates representing Common Shares now owned by the Stockholders or issued to a Person acquiring Common Shares from a Stockholder pursuant to Section 3.2(d) or 3.3 shall bear the following legend:

           THE SHARES REPRESENTED BY THIS CERTIFICATE AND ANY SHARES THAT MAY BE ISSUED UPON THE CONVERSION OF SUCH SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY PORTION HEREOF OR INTEREST HEREIN MAY BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS THE SAME IS REGISTERED UNDER SAID ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE COMPANY SHALL HAVE RECEIVED, AT THE EXPENSE OF THE HOLDER HEREOF, EVIDENCE OF SUCH EXEMPTION REASONABLY SATISFACTORY TO THE COMPANY (WHICH MAY INCLUDE, AMONG OTHER THINGS, AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY).

           THE SHARES EVIDENCED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER CONTAINED IN THAT CERTAIN STOCKHOLDERS AGREEMENT DATED AS OF JUNE 22, 1993 TO WHICH THE COMPANY IS A PARTY. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER OF THIS CERTIFICATE UPON WRITTEN REQUEST DELIVERED TO THE COMPANY.


    All certificates evidencing Shares hereafter reissued to a Stockholder, when reissued, shall bear a similar legend.

    SECTION 4.  GENERAL PROVISIONS
                ------------------

           4.1 Waivers and Amendments. This Agreement may be amended or modified in whole or in part only by a writing which makes reference to this Agreement executed by those Persons holding not less than a majority of the Common Shares held by the members of the MTD Group and those Persons holding not less than a majority of the Common Shares held by the members of the Shiloh Group; provided, however, that no such amendment or modification shall increase the obligations of the Company unless such amendment or modification is in a writing signed by the Company, and no such amendment or modification shall increase the obligations of any Stockholder unless such amendment or modification is in a writing signed by such Stockholder.

           4.2 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Company, its successors and permitted assigns, and shall be binding upon and inure to the benefit of

                                                      Page  27 of  34  Pages

    the other parties hereto and their respective heirs, successors and permitted assigns.

           4.3 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

           4.4 Notices. All notices, elections and other communications pursuant to this Agreement shall be made in writing and be deemed to have been duly when given personally delivered or five days after being sent by registered or certified mail, return receipt requested, postage prepaid, to (i) the Company at its principal business address or (ii) to any Stockholder at his, her or its address as shown from time to time on the books and records of the Company. The Company shall provide each Stockholder with a list of all such addresses promptly upon request.

           4.5 Entire Agreement. This Agreement embodies the entire agreement among the parties in relation to its subject matter.

           4.6 Governing Law. This Agreement shall in all respects be governed by and construed in accordance with the internal substantive laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

           4.7 Severability. Each section, subsection and lesser section of this Agreement constitutes a separate and distinct undertaking, covenant and/or provision hereof. In the event that any provision of this Agreement shall finally be determined to be unlawful, all such provisions shall be deemed severed from this Agreement, but every other provision of this Agreement shall remain in full force and effect, and in substitution for any such provision held unlawful, there shall be substituted a provision of similar import reflecting the original intent of the parties hereto to the extent permissible under law.

           4.8 Specific Performance. The parties hereto agree that upon a breach of any provision of this Agreement a remedy at law would not be adequate, and that the parties hereto are entitled to injunctive relief and specific performance, and any other legal or equitable remedies, as remedies for the enforcement of this Agreement.

           4.9 Termination. This Agreement shall terminate and be of no further force or effect on the date on which either the members of the MTD Group or the members of the Shiloh Group cease to own at least 10% of the issued and outstanding Common Shares of the Company.

                                                      Page  28 of  34  Pages

           IN WITNESS WHEREOF, the Company, MTD and the Original Shiloh Stockholders have executed this Stockholders Agreement as of the day and year first above written.

    MTD PRODUCTS INC                           SHILOH INDUSTRIES, INC.

    By:  /s/ David R. Campbell                 By:  /s/ Robert L. Grissinger
         ----------------------                     -------------------------
    Name:  David R. Campbell                   Name:  Robert L. Grissinger
    Its:  President                            Its:  President

                          ORIGINAL SHILOH STOCKHOLDERS
                          ----------------------------

    DOMINICK C. FANELLO TRUST                  JAMES C. FANELLO TRUST

    By:  The Richland Bank, as Trustee         By:  Society Bank & Trust
                                                    at Mansfield, as Trustee

    By:  /s/ Authorized Officer                By:  /s/ J.A. Walter
         -----------------------                    ------------------
    Title:  Vice President and                 Title:  Vice President
            Trust Officer


    ROSE M. FANELLO TRUST                      KATHLEEN M. FANELLO TRUST

    By:  The Richland Bank, as Trustee         By:  Society Bank & Trust
                                                    at Mansfield, as Trustee

    By:  /s/ Authorized Officer                By:  /s/ J.A. Walter
         ----------------------                     -----------------
    Title:  Vice President and                 Title:  Vice President
            Trust Officer

     /s/ Michael C. Fanello                    /s/ Vincent C. Fanello
    ------------------------                   -----------------------
    Michael C. Fanello                         Vincent C. Fanello


     /s/ Patricia A. Patrick                   /s/ Michelle Fanello
    ------------------------                   ---------------------
    Patricia A. Patrick                        Michelle Fanello


    /s/ Nancy K. LaYacona                      /s/ Robert E. Sutter
    ------------------------                   ----------------------
    Nancy K. LaYacona                          Robert E. Sutter


     /s/ Robert L. Grissinger
     ------------------------
     Robert L. Grissinger

                                                      Page  29 of  34  Pages

                    FIRST AMENDMENT TO STOCKHOLDERS AGREEMENT
                    -----------------------------------------

           THIS FIRST AMENDMENT TO STOCKHOLDERS AGREEMENT (this "First Amendment"), dated as of March 11, 1994, is made by and among SHILOH INDUSTRIES, INC., a Delaware corporation (the "Company"), MTD PRODUCTS INC, an Ohio corporation ("MTD"), and the individuals signing this Agreement below (the "Original Shiloh Stockholders").


                                     RECITALS
                                     --------

           A. MTD and the Original Shiloh Stockholders are parties to the Stockholders Agreement, dated as of June 22, 1993 (the "Stockholders Agreement"), relating to their respective ownership of the Common Stock, par value $.01 per share, of the Company. Capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Stockholders Agreement.

           B. The parties hereto wish to amend the Stockholders Agreement in order to remove certain of the Original Shiloh Stockholders from the scope of the Stockholders Agreement.

           C. Section 4.1 of the Stockholders Agreement provides that it may be amended in whole or in part by a writing that is executed by those Persons holding at least a majority of the Common Shares held by the members of the Shiloh Group and the MTD Group, respectively.


                                    AGREEMENTS
                                    ----------

           NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

    SECTION 1.  Amendment to Stockholders Agreement.

           The parties hereto agree that as of the date hereof each of the Original Shiloh Stockholders listed on Exhibit A as attached hereto (the "Released Parties") shall no longer be a party to the Stockholders Agreement, shall no longer have any rights or obligations under the Stockholders Agreement and shall no longer be included in the definitions "Shiloh Group" or "Original Shiloh Group" provided therein.

    SECTION 2.  Continued Effectiveness of the Stockholders Agreement.

           Notwithstanding anything contained herein, the terms of this First Amendment are not intended to and do not serve to effect a novation as to the Stockholders Agreement. Except with respect to the Released Parties, the parties hereto expressly do not intend to extinguish the Stockholders Agreement. The Stockholders Agreement as amended by this First Amendment hereby remains in full force and effect.

                                                      Page  30 of  34  Pages

    SECTION 3.  General Provisions.

           3.1 Counterparts. This First Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

           3.2 Entire Agreement. The Stockholders Agreement as amended by this First Amendment embodies the entire agreement among the parties in relation to its subject matter.

           IN WITNESS WHEREOF, the Company, MTD and the Original Shiloh Stockholders have executed this First Amendment as of the day and year first above written.

    MTD PRODUCTS INC                   SHILOH INDUSTRIES, INC.


    By:  /s/ David J. Hessler           By: /s/ Robert L. Grissinger
       ------------------------             ------------------------
    Name:  David J. Hessler            Name:  Robert L. Grissinger
    Its:   Secretary                   Its:   President



                     ORIGINAL SHILOH STOCKHOLDERS
                     ----------------------------

    DOMINICK C. FANELLO TRUST          JAMES C. FANELLO TRUST

    By:  The Richland Bank,            By:  Society Bank & Trust
           as Trustee                         at Mansfield, as Trustee


    By:  /s/ Dominick C. Fanello       By:  /s/ James Fanello
         -----------------------            ---------------------
    Title:  ---------------------      Title:  ----------------------


    ROSE M. FANELLO TRUST             KATHLEEN M. FANELLO TRUST

    By:  The Richland Bank,           By:  Society Bank & Trust
           as Trustee                         at Mansfield, as Trustee

    By:  /s/ Authorized Officer        By:  /s/ J.A. Walter
         ----------------------             -------------------
    Title:  Vice President and         Title:  Vice President
            Trust Officer

                                                      Page  31 of  34  Pages


    MICHELLE FANELLO                            VINCENT J. FANELLO

    By:  Society Bank & Trust                   By:  Society Bank & Trust
           at Mansfield, as Trustee                    at Mansfield, as Trustee


    By: /s/ J.A. Walter                         By: /s/ J.A. Walter
       ----------------                             ---------------
    Title: Vice President                       Title: Vice President
           --------------                              --------------


    /s/ Michael C. Fanello                      /s/ Patricia A. Patrick
    ----------------------                      ------------------------
    Michael C. Fanello                          Patricia A. Patrick



    /s/ Nancy C. LaYacona                       /s/ Robert E. Sutter
    ---------------------                       ---------------------
    Nancy K. LaYacona                           Robert E. Sutter



    /s/ Robert L. Grissinger
    ------------------------
    Robert L. Grissinger

                                                      Page  32  of  34  Pages


                                                                     EXHIBIT A
                                                                     ---------



                                 Released Parties
                                 ----------------



       Name                                         Shares of Common Stock
    ---------                                       --------------------------

    Patricia A. Patrick                                       58,205

    Nancy K. LaYacona                                         58,205

    Vincent J. Fanello Trust                                  88,204

    Michelle Fanello Trust                                    85,069

    Michael C. Fanello                                        91,785

                                                      Page  33 of  34  Pages


                                    EXHIBIT 4
                                    ---------



                                                   March 23, 1998


    Mr. Dominick C. Fanello
    Ms. Rose M. Fanello
    2521 Hanley Road
    Lucas, Ohio 44843

    Mr. James C. Fanello
    Ms. Kathleen M. Fanello
    2577 East Hanley Road
    Lucas, Ohio 44843

    MTD Products Inc.
    5965 Grafton Road
    Valley City, Ohio 44280

    Ladies and Gentlemen:

           Reference is made to the Stockholders Agreement, dated as of June 22, 1993, by and among Shiloh Industries, Inc. ("Shiloh"), MTD Products Inc. ("MTD") and the Original Shiloh Stockholders (as defined therein), as amended as of March 11, 1994 (the "Stockholders Agreement"). Pursuant to
    Section 4.1 of the Stockholders Agreement, I hereby waive the benefits of the rights of first refusal set forth in Section 3.2 thereof with respect to any Transfer (as defined in the Stockholders Agreement) of Shiloh common stock by members of the Shiloh Group (as defined therein) to MTD (or any entity designated by MTD).

                                               Very truly yours,



                                               /s/ Robert L. Grissinger
                                               ------------------------
                                               Robert L. Grissinger

                                                      Page  34 of  34  Pages


                                                   March 23, 1998


    Mr. Dominick C. Fanello
    Ms. Rose M. Fanello
    2521 Hanley Road
    Lucas, Ohio 44843

    Mr. James C. Fanello
    Ms. Kathleen M. Fanello
    2577 East Hanley Road
    Lucas, Ohio 44843

    MTD Products Inc.
    5965 Grafton Road
    Valley City, Ohio 44280

    Ladies and Gentlemen:

           Reference is made to the Stockholders Agreement, dated as of June 22, 1993, by and among Shiloh Industries, Inc. ("Shiloh"), MTD Products Inc. ("MTD") and the Original Shiloh Stockholders (as defined therein), as amended as of March 11, 1994 (the "Stockholders Agreement"). Pursuant to
    Section 4.1 of the Stockholders Agreement, I hereby waive the benefits of the rights of first refusal set forth in Section 3.2 thereof with respect to any Transfer (as defined in the Stockholders Agreement) of Shiloh common stock by members of the Shiloh Group (as defined therein) to MTD (or any entity designated by MTD).

                                                 Very truly yours,



                                                 /s/ Robert E. Sutter
                                                 --------------------
                                                 Robert E. Sutter